October 7, 2005

Benjamin C. Croxton
Chief Executive Officer
Advanced 3-D Ultrasound Services, Inc.
3900 31st Street North
St. Petersburg, Florida 33714

Re: Advanced 3-D Ultrasound Services, Inc.
Preliminary Proxy Materials on Schedule 14A
Registration No. 0-25097
Filed on September 27, 2005

Dear Mr. Croxton:

This is to advise you that we have limited our review of the Preliminary Proxy Materials on Schedule 14A noted above and have the following comments:

1. Please revise to include disclosure with respect to audit fees as required by Item 9(e) of Schedule 14A.

2. Please revise both your Ownership of Securities Table and your Summary Compensation Table for clarity. We note, for example, that with respect to the Security Ownership Table the percentage of securities owned by all officers and directors as a group appears to exceed 54.38%. Likewise, with respect to the Summary Compensation Table, clarification is required to address why there are two chief executive officers, presidents, and secretary-treasurers included. Please refer to Items 402 and 403 of Regulation S-B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Paul Fischer at (202) 551-3415 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel

Cc: Clifford Hunt, Esq.
     By facsimile, 727-894-8002